Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In millions, except ratio of earnings to fixed charges)

				Two Month	Ten Month
	Year Ended	Year Ended	Year Ended	Period Ended	Period Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	November 7,	December 31,
	2012	2011	2010	2009	2009	2008
Consolidated income (loss) before provision (benefit) for income taxes and equity in net (income) loss of afffiliates	$648.9	$615.7	$448.8	$(33.8)	$(276.5)	$(541.4)
Fixed charges	86.2	72.8	82.1	15.3	177.5	226.9
Distributed income of affiliates	14.0	43.6	7.4	0.6	4.7	4.1

Earnings	$749.1	$732.1	$538.3	$(17.9)	$(94.3)	$(310.4)

Interest expense	$49.9	$39.7	$55.4	$11.1	$151.4	$190.3
Portion of lease expense representative of interest	36.3	33.1	26.7	4.2	26.1	36.6

Fixed charges	$86.2	$72.8	$82.1	$15.3	$177.5	$226.9

Ratio of Earnings to Fixed Charges (1)	8.7	10.1	6.6	—	—	—

Fixed Charges in Excess of Earnings	$—	$—	$—	$33.2	$271.8	$537.3

(1)	Earnings in the two month period ended December 31, 2009, the ten month period ended November 7, 2009, and in the year ended December 31, 2008, were insufficient to cover fixed charges by $33.2 million, $271.8 million and $537.3 million, respectively. Accordingly, such ratios are not presented.